CenterState Banks, Inc.

42745 U.S. Highway 27

Davenport, Florida 33837

January 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Christian N. Windsor

Re:	CenterState Banks, Inc. Registration Statement on Form S-4 Filed December 4, 2015 File No. 333-208342

Ladies and Gentlemen:

On behalf of CenterState Banks, Inc. (“CenterState Banks”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (No. 333-208342) (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement with the Commission on December 4, 2015. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated December 29, 2015 to Mr. James J. Antal (the “Comment Letter”). The Amendment also includes other changes that are intended to update and clarify the information contained in the Registration Statement.

Set forth below are CenterState Bank’s responses to the Comments. Responses to Comments regarding Community Bank of South Florida, Inc. (“Community”) are based on information provided by Community. For the convenience of the Staff, CenterState Banks has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All reference to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

January 7, 2016

Front Cover Page of Prospectus/Proxy Statement

1.	Please revise the cover page to quantify the approximate dollar amount of the transaction and consideration being paid to acquire Community.

In response to the Staff’s Comment, the cover page has been revised to quantify the approximate dollar amount of the transaction and consideration being paid to acquire Community. In addition, we have added disclosure to page 7 of the Summary as well as a new section entitled “Dollar Amount of the Merger Consideration Being Paid to Acquire Community” on page 59 to provide additional information to quantify the approximate dollar amount of the transaction and consideration being paid to acquire Community.

2.	You state in the second paragraph of the cover page, and repeat in the Summary that “the aggregate number of Community shares that will be converted for Cash Consideration .... in no event will exceed 2,488,261 shares and the aggregate per share Cash Consideration will .... in no event will exceed $33,118,748.” However, on page 54, you state that the number of shares issued and total cash consideration will be 2,574,761 and $34,270,069 respectively. Please revise your disclosure to disclose the correct values throughout the document.

In response to the Staff’s Comment, the disclosure on page 58 has been revised to be consistent with the number of shares issuable and total cash consideration payable on the cover page and in the Summary section.

3.	Please revise the cover page of the prospectus to disclose:

•	the proration procedures with respect to the aggregate mix of merger consideration;

•	that the merger consideration is subject to adjustment in the event that Community elects to exercise its termination right; and

•	that because the value of Centerstate’s stock is subject to fluctuation, the relative value of the stock consideration may be different than the cash consideration.

In response to the Staff’s Comment, the cover page has been revised to provide the requested disclosure.

Opinion of Financial Advisor of Community, page 40

Investment/Earnings Value, page 41

4.	In the first paragraph of page 42, you disclose that the Bank Advisory Group developed and utilized 12-year financial projections for Community as the fundamental basis for the initial earnings stream employed in its present value calculation. Please revise to:

Securities and Exchange Commission

January 7, 2016

•	discuss in greater detail the bases for the 12-year financial projections; and

•	disclose any material projections provided by the management of Community to the Bank Advisory Group or provide us an analysis supporting your determination that disclosure of such projections is not necessary or appropriate.

In response to the Staff’s Comment, additional disclosure has been added on pages 43 through 45 to provide the requested supplemental information.

Interests of Community Executive Officers and Directors in the Merger, page 52

5.	Please revise to quantify the value of all the Community officers’ and directors’ interests in the merger that are different from the interests of other Community shareholders. For example, and as applicable, please quantify the value of possible payouts under any change of control, severance or other agreements. Also, quantify any other benefits, such as any option conversions.

In response to the Staff’s Comment, additional information has been added under the section entitled “Interests of Community Executive Officers and Directors in the Merger” on page 56 to provide the requested disclosure.

The Merger Agreement

Merger Consideration, page 54

6.	Please revise to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the requirement in the merger agreement that 50% of the total shares of Community common stock is exchanged for CenterState common stock and 50% is exchanged for cash. Make conforming chases to the prospectus summary.

In response to the Staff’s Comment, illustrative examples of the extent to which alternative elections to receive cash and/or stock, or a combination thereof, could be impacted by the limitations on the amount of shares of CenterState common stock and cash issuable in the merger has been added to pages 59 through 63 under a new section entitled “Election and Proration Process.”

7.	We note that sections 6.11 and 6.12, respectively, of the merger agreement contemplate that each:

•	non-employee director of Community and Community Bank will execute the Non-Competition and Non-Disclosure Agreement in the form attached as Exhibit C to the merger agreement; and

Securities and Exchange Commission

January 7, 2016

•	director of Community and Community Bank will execute the Claims Letter in the form attached as Exhibit D to the merger agreement.

Please expand your disclosure to disclose the material terms and conditions of each of these documents and provide greater context for each.

In response to the Staff’s Comment, two new sections entitled “Non-Competition and Non-Disclosure Agreements” and “Claims Letters with Directors” have been added on pages 76 and 77 to provide the requested disclosure.

Representations and Warranties, page 62

8.	On page 62, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of CenterState and Community and that such representations and warranties should not be relied upon by “any other person.” Please note that disclosure regarding an agreement’s representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

In response to the Staff’s Comment, the statement on page 71, that the representations and warranties contained in the merger agreement were made solely for the benefit of CenterState and Community and that such representations and warranties should not be relied upon by “any other person” has been deleted.

Exhibits

9.	On page 9, you disclose that Robert L. Epling has entered into an employment agreement with CenterState’s subsidiary bank, CenterState Bank, to be effective upon the closing of the merger. Please tell us how you concluded that this agreement is not required to be filed as an exhibit to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s Comment, the employment agreement between Robert L. Epling and CenterState’s subsidiary bank, CenterState Bank, has been filed as an exhibit to the Registration Statement.

Securities and Exchange Commission

January 7, 2016

* * *

As requested by the Staff of the Commission, CenterState Banks acknowledges that: (i) should the commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve CenterState Banks from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) CenterState Banks may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact John P. Greeley, with Smith Mackinnon, PA, counsel to CenterState at 407-843-7300.

Very truly yours,

/s/ John C. Corbett

John C. Corbett

President and Chief Executive Officer